FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of January 2012

SANTANDER UK PLC
(Translation of registrant's name into English)

2 Triton Square, Regent’s
Place, London NW1 3AN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Fourth quarter results of Santander UK
Solid performance in a challenging market

London, 31 January 2012

This statement provides a summary of the unaudited business and financial trends for the 12 months ended 31 December 2011. Unless otherwise stated, references to Santander UK and other general statements refer to the trading1 results and business flow analysis of Santander UK plc (“Santander UK”) compared to the same period in 2010.

In the fourth quarter of 2010 Santander UK acquired Santander Cards and the remaining interests of Santander Consumer Finance and Santander Private Banking as part of the previously announced restructure of group companies. As a result, the statutory results for the 12 months ended 31 December 2011 include the results of these businesses, whereas the statutory results for the 12 months ended 31 December 2010 do not. In order to enhance the comparability of the two periods, the results of these businesses have been included in the trading results for the 12 months ended 31 December 2010.

The results of Banco Santander, S.A. ("Banco Santander") for the 12 months ended 31 December 2011 are also released today and can be found at www.santander.com. The results of Santander UK, on a Group reporting basis, are included within Banco Santander’s financial statements.

“Santander UK has delivered a solid performance in 2011 despite challenging market conditions, maintaining the strong underlying track record of its business while strengthening the balance sheet.

Overall profitability declined, albeit trading profit after tax excluding regulatory impacts increased by 9% compared to 2010. The result demonstrated the robust nature of our business, with strong growth in SME lending and maintaining our established market positions in mortgages and savings. Our results also benefited from a good credit performance, built around our prime UK mortgage book.

We continued to identify and develop profitable business opportunities and Santander UK has much to be proud of in 2011 including:

▪	repatriation of our retail banking call centres and adding additional staff to our branch network in the UK to improve customer satisfaction and the treatment of complaints;

▪	launching innovative products that offer great value for our customers, such as the 123 Cashback Credit Card and the Upfront Interest Bond;

▪
relaunching our Business Banking proposition; SME balances increased 25% year on year, to fulfil our commitments to the UK Government under the Merlin agreement; and creating the innovative £200m ‘Breakthrough’ programme for fast-growth small businesses;

▪
strengthening our balance sheet with £25bn of medium-term funding, itself reflecting market confidence in Santander UK, reducing the requirement for higher cost commercial funding and less committed short-term lines. These term facilities along with customer deposits fully funded the commercial balance sheet; and

▪	public recognition for our business, including The Banker's 2011 UK ‘Bank of the Year’ award for the third year running.

2012 is likely to be a tough year for the UK banking industry. Economic prospects have deteriorated markedly even in recent months, whilst increased regulatory burdens and funding costs will impact the results further. Consequently, a key priority of our strategy will be to build further on our balance sheet strength and stability. We will continue to invest in the commercial transformation of the UK business. Our strategy remains for Santander UK to be a full service, diversified, customer-centred commercial banking franchise and to emerge as the best bank in the country for our customers and our people.”

Ana Botín, Chief Executive Officer, Santander UK

Investor Relations 2 Triton Square, Regent’s Place, London NW1 3AN

Key Financial Highlights

▪	statutory profit after tax was more than 40% below 2010, largely impacted by a provision for payment protection insurance (PPI) remediation;

▪
trading profit after tax was 6% lower than in 2010, reflecting an environment of limited loan volume growth and intense deposit competition. Excluding the impact of higher regulatory costs, trading profit after tax was up c. 9%;

▪	trading income was down 5%, largely reflecting greater regulatory costs, higher funding costs and the low interest rate environment;

▪	cost to income ratio rose to 44%, reflecting pressure on revenues and investment in Retail Banking and Corporate Banking, but continues to compare well to other UK banks;

▪	the arrears performance in 2011 was better than management had expected, in both the secured and unsecured loan portfolios;

▪	outstanding customer loans increased by 2% in the year, demonstrating our continuing support for small businesses and home owners;

▪
customer loan to deposit ratio of 138% was up 6 p.p. in the year, largely due to the managed outflow of rate-sensitive deposits in the second half of 2011. Medium-term funding issuance of £25bn strengthened the balance sheet position whilst protecting profitability;

▪	the commercial balance sheet, and including medium term funding, closed the year with a funding ratio of 99%, against 95% at the end of 2010;

▪	SME lending commitments to the UK Government under the Merlin agreement were exceeded;

▪	mortgage assets represented c. 85% of customer loans. UK related assets were c. 85% of the balance sheet, with the rest largely US and Swiss assets; and

▪	Core Tier 1 capital ratio of over 11%, Total Tier 1 capital ratio of over 14%.

Investor Relations 2 Triton Square, Regent’s Place, London NW1 3AN

Strategic Update

On 29 September 2011, at the Banco Santander Group Investor Day, Santander UK management presented its three year strategic plan. The strategy is directed towards the commercial turnaround of the businesses and Santander UK’s transformation into a market-leading retail and corporate bank in the UK.

In 2012, and in reaction to the greater challenges emerging in the economy, our strategic focus will move towards balance sheet strength and stability. We will be focused on maintaining the high quality of our lending, improving further our capital base and tightly managing the liquidity and funding positions.

Our goal remains to develop Santander UK into a full service, diversified, customer-centred franchise and we intend to make further progress against this goal in 2012. The strategy has three principles:

▪	shifting to a customer focus rather than a product focus;

▪	diversifying to a more balanced business mix, particularly growth of SME and business banking; and

▪	maintaining operating efficiency hand-in-hand with good service levels to customers. In the last quarter of 2011 progress has been evident in both Retail Banking and Corporate Banking.

Our proprietary market-leading IT platform is integral to meeting these goals. We will invest £490m over the next three years to further improve its functionality and capabilities, at which point the ability to differentiate and grow the businesses faster will be in place.

The planned acquisition of the RBS retail and corporate banking businesses, previously announced, will further accelerate the delivery of our strategic goals.

In 2011, Santander UK continued to perform solidly in the face of considerable market uncertainties and with limited loan volume growth and intense deposit competition. Since the Investor Day our expectations for the macroeconomic outlook have deteriorated markedly, as have those of the market generally. In particular: GDP growth forecasts have been cut; unemployment is set to rise further; and interest rates are expected to stay low for longer. These factors will impact profitability and management will seek to mitigate these challenges as well as tackle costs in the forthcoming quarters.

Customer Focus:

A key feature of our strategy is to develop and build deeper customer relationships through increased current account primacy and customer segmentation. Customer loyalty is being rewarded through a range of special deals and incentives and supported by the launch of new products and campaigns during the year. These were well received by the market and in the final four months of 2011 included:

▪
the innovative fixed rate Upfront Interest Bond, where customers receive their interest at the start rather than at the end of their three-year term. From launch to the end of 2011, more than 7,500 bonds were opened with an average balance of more than £22,000;

▪	the fee paying 123 Cashback Credit Card which offers valuable rewards for customers using the card on a day to day basis. More than 145,000 of these cards have been opened since September; and

▪
a high-profile switcher campaign offering enhanced incentives for existing customers to switch their primary bank account to Santander UK. This promotion has proved popular and more than 82,000 customers have used the service since September.

Investor Relations 2 Triton Square, Regent’s Place, London NW1 3AN

Balanced business mix:

The organic growth of Corporate Banking continued through 2011 supported by the opening of 5 new business centres. SME lending balances are now 25% ahead of the same point last year and underlined our commitment to this sector as well as helping fulfil our commitments to the UK Government under the Merlin agreement. Merlin SME related lending totalled £4.3bn, compared to our commitment of £4.0bn. The ongoing growth of the business is underpinned by a number of initiatives, including:

▪
the launch of our £200m ‘Breakthrough’ programme to provide fast-growth small companies with the resources and knowledge they need to develop, including access to mezzanine funding and a support framework of expert advice;

▪	the launch of a new business banking proposition with new product offerings, supported by the recruitment of 200 new advisors who are integral to our relationship management based model; and

▪	the investment for, and planned acquisition of, the RBS branded SME business.

Efficiency and service:

Costs were slightly higher in 2011, due to investment in growth areas and to improve the service we provide to customers. We have taken a number of steps this year to strengthen our ‘treating customers fairly’ commitment and to improve our service and satisfaction levels, including:

▪	the recruitment of 1,100 customer-facing staff and repatriation of retail call centres to the UK;

▪	investment in our retail network, including the installation of 300 new deposit ATMs and a range of improvements to our internet service and back-office processes;

▪	an overhaul of our complaints handling processes and the introduction of a dedicated Customer Complaints Helpline; and

▪	the roll-out of a customer service behavioural programme across all branch retail staff and over 2,000 call centre staff.

The impact of these actions is evident, with the number of FSA reportable complaints received in the first half of 2011 31% lower than the same period in 2010 and 14% lower than the second half of 2010. These improvements are in line with the results of our internal monthly customer surveys which reflect an improvement in service levels. By the end of the 2011 almost 90% of customers were satisfied or better and 80% of complaints were resolved within 48 hours.

While we have made some progress, there remains more to do if all areas of the business are to reach the high levels of customer service and satisfaction which we are consistently delivering in the intermediary and corporate banking businesses.

Investor Relations 2 Triton Square, Regent’s Place, London NW1 3AN

Financial results

Trading profit after tax for 2011 was 6% lower than last year; after excluding higher regulatory costs trading profit after tax was up c. 9%. Statutory profit after tax was more than 40% lower than in 2010, largely due to the provision for remediation in relation to PPI which was made in June 2011 (£538m post tax).

A range of issues continued to impact the banking sector throughout 2011 and have significantly affected the financial results and balance sheet of Santander UK:

▪	interest rates have remained at historically low levels for much longer than expected;

▪	term funding costs have increased across the market, impacting revenues due to the higher cost of replacing maturing funding;

▪	UK banking regulations now require banks to retain much higher levels of liquid assets. Santander UK’s average liquid assets holdings in 2011 were 3 times the balance at the end of 2009; and

▪	increased costs from the Financial Services Compensation Scheme and the introduction of the Bank Levy by the UK Government.

These systemic factors materially impact the year-on-year trends. In 2011, the regulatory changes were the most significant. In 2012 and 2013, the impacts of interest rates staying lower for longer combined with the higher cost of term funding are expected to become more material to the understanding of the reported result.

Trading income

Trading income was down 5% largely reflecting greater regulatory costs, higher funding costs and the low interest rate environment.

Interest income was 9% lower than in 2010, largely as a result of the impact of more stringent regulatory liquidity requirements. Increased lending margins were more than offset by the combined impact of higher medium-term funding and deposit acquisition costs, and as a result the commercial banking margin narrowed to 1.85% from 2.06% in 2010. A further narrowing is expected in 2012.

Retail Banking income continued to benefit from increases in the proportion of standard variable rate mortgages. This was offset, in part, by higher deposit acquisition and retention costs. SME lending and deposits continued to grow in 2011 and, together with higher margins on new lending, drove increased net interest income in Corporate Banking.

Non interest income was 12% higher than in 2010, mainly as a result of a new pricing structure for current accounts. The new pricing structure replaced overdraft interest charges with a flat fee and this has resulted in lower net interest income and higher non-interest income. Excluding this, Retail Banking non interest income has fallen, in part reflecting the decline in the market for investment products in the last 12 months. Global Banking & Markets revenue was also down as a result of lower market activity, while new business activity in relation to SMEs contributed to higher fee income in Corporate Banking.

Trading expenses

Trading expenses were 2% higher than in 2010, due to the recruitment of additional customer-facing staff in Retail Banking and investment in growth initiatives in Corporate Banking and Global Banking & Markets. The cost to income ratio of 44% was higher than for the same period last year.

Investor Relations 2 Triton Square, Regent’s Place, London NW1 3AN

Trading provisions

Trading provisions were 38% lower than in 2010, largely due to improvements in the mortgage and unsecured banking portfolios. This was partially offset by increases in charges relating to the growing corporate book, in particular on older commercial real estate exposures written before 2008.

Secured loan coverage was 20%, whilst the stock of properties in possession (PIPs) was higher at 965 cases (873 in December 2010). This level of PIPs represented only 0.06% of the book and remained well below the industry average2. The mortgage book is of a high quality as demonstrated by the stable mortgage arrears position and the low volume of PIPs, although it has been supported by the low interest rate environment and the relative stability of the UK economy.

The key ratios in the following table demonstrate the performance seen in the last five quarters:

	Qtr 4	Qtr 1	Qtr 2	Qtr 3	Qtr 4
	2010	2011	2011	2011	2011

Santander UK - mortgages only

NPLs % of assets (value 3 month plus)	1.41%	1.42%	1.44%	1.42%	1.46%

PIPs % of assets	0.05%	0.06%	0.06%	0.06%	0.06%

Secured coverage	22%	22%	21%	20%	20%

New business LTV	63%	62%	64%	65%	65%

Stock LTV indexed	51%	51%	52%	52%	52%

Council of Mortgage Lenders (CML)2 - mortgages only

NPLs % of assets (volume 3 month plus)	2.11%	2.09%	2.07%	2.05%	n/a

PIPs % of assets	0.11%	0.12%	0.12%	0.12%	n/a

Non-trading items

As announced at the half year results we have included a provision for customer remediation (principally PPI) of £538m (post-tax) as a non-trading item. Santander UK did not participate in the UK legal case on PPI, and had consistently settled claims as they arose over the last two years. However, following the result of the legal case, the decision by other UK banks to settle claims and the increased media attention, Santander UK saw an uplift in the volume of claims received and so took the prudent decision to make a one-off provision to cover the potential cost of expected claims.

Claims continued to be processed in the second half of 2011 in line with our half year announcement. The volume and cost of these claims are closely monitored.

Investor Relations 2 Triton Square, Regent’s Place, London NW1 3AN

Balance sheet strength

Santander UK remains firmly focused on the UK with c. 85% of the balance sheet UK-related and c. 85% of customer loans consisting of residential mortgages to UK customers. The non-UK element of our balance sheet relates primarily to US and Swiss assets, including US and Swiss government bonds held for liquidity purposes.

Over the last 12 months, the commercial asset stock increased 2% to £206.3bn. Net customer lending of £4.2bn was driven by growth in SME loans of 25% and with mortgage balances up £1.1bn. The commercial liability stock of £149.2bn was £4.3bn lower than at end December 2010, with outflows consisting primarily of rate-sensitive retail and Private Banking customer deposits. The combined effect of these flows was a 6 p.p. rise in the customer loan to deposit ratio to 138%.

The increase in the customer loan to deposit ratio reflects our commitment to profitability whilst maintaining loan availability in the UK. Intense competition in the retail deposits market throughout 2011 led to significantly increased acquisition costs and negative margins. In this context the relative cost and duration of medium-term funding has at times compared more favourably to commercial deposits. Our decision to reduce our holdings of rate-sensitive and shorter term commercial deposits has been more than offset by increased medium-term wholesale funding. During 2011, £25bn of new issuance has been raised at attractive rates across a range of products and geographies, compared to £21bn in 2010.

The ratio of customer assets to customer deposits plus medium-term funding is 99%, an increase from 95% at the end of 2010. The ratio continues to reflect the strength of the commercial franchise and the focus of our business.

Deleveraging of legacy portfolios also continued in 2011, with asset balances down by £3.6bn in total.

Sovereign exposures to Europe (excluding the UK) at 31 December 2011 are not significant, at less than 1% of total assets, and primarily relate to Swiss government securities (sovereign exposures to periphery countries total less than 0.01%). Total exposure to periphery countries is less than 0.4% of total assets.

Capital ratios remain strong with a Core Tier 1 over 11% and Total Tier 1 capital ratio over 14%.

For 2012 the balance sheet will be an important part of the strategy with a key priority being to build further on the balance sheet’s existing strength and stability and our capital, funding and liquidity. We will maintain a low risk fully funded commercial balance sheet. The high quality of the loan book, whose credit quality remains substantially better than that of our UK peers, will further underpin the balance sheet.

Investor Relations 2 Triton Square, Regent’s Place, London NW1 3AN

Business flows

The key metrics in the table below highlight the performance achieved in 2010 and 2011:

	Half 1	Half 2	Half 1	Half 2	Full Year	Full Year	FY'11
	2010	2010	2011	2011	2010	2011	vs FY'10

Gross mortgage lending (£bn)	12.3	11.9	9.7	14.0	24.2	23.7	(2%)
Capital repayments (£bn)	9.0	9.7	10.1	12.5	18.6	22.6	21%
Net mortgage lending (£bn)	3.3	2.2	(0.4)	1.5	5.5	1.1	(80%)
Stock (£bn)	170.2	172.4	172.1	173.5	172.4	173.5	1%
Market share – gross lending (3)	19.1%	16.7%	15.4%	19.0%	17.7%	17.3%	-0.4 p.p.
Market share – capital repayments (3)	14.6%	14.5%	16.6%	18.4%	14.6%	17.5%	2.9 p.p.
Market share – stock (3)	13.7%	13.9%	13.9%	13.9%	13.9%	13.9%	0.0 p.p.

Total gross UPL lending (£bn)	0.7	0.6	0.7	0.7	1.3	1.5	14%
Total UPL stock (£bn)	3.8	3.3	3.1	2.9	3.3	2.9	(13%)

SME Lending stock (£bn)	7.6	8.6	9.6	10.7	8.6	10.7	25%
Market share SME Lending Stock (%) (4)	3.2%	3.6%	4.1%	4.3%	3.6%	4.3%	0.7 p.p.

Total commercial (5) asset stock (£bn)	199.3	202.1	202.1	206.3	202.1	206.3	2%

Commercial (5) net deposit flows (£bn)	4.6	5.0	(0.2)	(4.1)	9.6	(4.3)	n/a
Investment sales – API (£ bn)	1.8	1.7	1.5	1.2	3.5	2.8	(21%)
Total Commercial (5) liability stock (£bn)	148.5	153.5	153.3	149.2	153.5	149.2	(3%)

Bank account openings (000's)	519	486	409	428	1,005	836	(17%)
Market share - Bank Account Stock (6)	9.1%	9.2%	9.1%	9.1%	9.2%	9.1%	-0.1 p.p.

Credit card sales (000's)	233	203	274	268	435	543	25%

▪
gross mortgage lending of £23.7bn in 2011 equated to an estimated market share of 17.3%, which is in excess of our mortgage stock market share of 13.9%. Mortgage new business loan to value (LTV) in the twelve months to December was 65%, whilst the indexed stock LTV was 52% - both measures have remained broadly stable throughout 2011 and 2010;

▪
net mortgage lending was positive for the third consecutive quarter. First half lending was impacted by a weaker pipeline from the last quarter of 2010 during which market pricing became less attractive in the lower LTV segments of the market;

▪
the UPL book reduced by 13% to £2.9bn at 31 December 2011. Despite this overall de-leveraging, UPL gross lending was up 14% and £1.5bn of new loans were issued at good risk-adjusted margins to high quality customer segments;

Investor Relations 2 Triton Square, Regent’s Place, London NW1 3AN

▪	lending to the SME market continued to grow via our 28 regional business centres. The lending stock of £10.7bn was 25% higher than 2010 which equates to an estimated market share of 4.3%;

▪
commercial deposit balances were lower than at 31 December 2010. In 2011, the acquisition of deposits slowed in what was a smaller market of flow and where increased competition led to negative pricing and margins. A managed outflow of these more rate-sensitive and shorter term deposits was more than offset through the additional issuance of medium-term funding;

▪	investments and pensions performance was down 21% delivering £2.8bn of annual premium income (API), largely reflecting market conditions;

▪	836,000 bank accounts were opened in 2011, with increased openings in the second half as a result of the launch of our new current account proposition; and

▪	credit card sales of c. 543,000 grew by 25% with a continued focus on existing customers and benefitting from 145,000 new 123 credit cards which have been opened since launch.

1.
Trading profit before tax is management’s preferred profit measure when assessing the performance of the business and is the internal measure of segment profit required to be disclosed under IFRS 8. It is calculated by adjusting statutory profit before tax for perimeter companies pre-acquisition trading basis results (2010 only), reorganisation, customer remediation and other costs, hedging and other variances, profit on part sale and revaluation of subsidiaries and capital and other charges.

2.
Data reproduced from statistics published by the Council of Mortgages Lenders (CML). December 2011 data not available at the time of reporting. Information in this trading statement sourced from the CML has been accurately reproduced and, as far as Santander UK is able to ascertain from information published by the CML, no facts have been omitted which would render the reproduced information inaccurate or misleading.

3.
Market share of gross lending, capital repayments and mortgage stock estimated by Santander UK for each quarter, having regard to individual lending data published by the Bank of England for the first two months of each quarter.

4.
Market share of SME lending stock determined on an asset basis of SME businesses with turnover up to £150m, estimated by Santander UK for each quarter having regard to corporate lending data published by the Bank of England for the first two months of each quarter.

5.	Includes Retail Banking, Corporate Banking and Global Banking & Markets.

6.	Market share of bank account stock estimated by Santander UK for each half year having regard to market research published by CACI.

Investor Relations 2 Triton Square, Regent’s Place, London NW1 3AN

Santander UK plc and Banco Santander, S.A.

Santander UK plc (“Santander UK”) is a subsidiary of Banco Santander, S.A. (“Santander”) (SAN.MC, STD.N). Santander is a retail and commercial bank, based in Spain, with a presence in 10 main markets. As at 30 June 2011, Santander was the largest bank in the euro zone and tenth in the world by market capitalisation. Founded in 1857, Santander had EUR 1,374 billion in managed funds, more than 100 million customers,14,679 branches – more than any other international bank – and over 190,000 employees. It is the largest financial group in Spain and Latin America. Furthermore, it has significant positions in the United Kingdom, Portugal, Germany and the U.S. and a broad presence in Europe through its Santander Consumer Finance arm.

Santander UK is a leading financial services provider in the UK and offers a wide range of personal and commercial financial products and services. With 1,378 branches (including agencies), 28 regional business centres and over 24,000 employees, Santander UK serves more than 25 million customers at 31 December 2011. One in six mortgages written in 2011 were provided by Santander UK which is the second largest retail mortgage lender the in UK. In 2011 Santander UK was awarded ‘UK Bank of the Year 2011’ by The Banker for the third year in succession as well as Moneyfacts awards for ‘Best Personal Finance Provider of the Year’, ‘Best Service from a Commercial Mortgage Lender’ and ‘Best Business Bank 2011’. Additionally, Abbey for Intermediaries scooped an impressive 10 awards in 2011, including the ‘Most Improved’ award from FT Adviser magazine for the quality of service provided to customers.

Santander has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK continues to have its preference shares listed on the London Stock Exchange. Nothing in this press release constitutes or should be construed as constituting a profit forecast.

Further information about Santander is available at the group’s website: www.santander.com

Further information about Santander UK is available at the group’s website: www.aboutsantander.co.uk

Disclaimer

Santander UK and Santander both caution that this press release may contain forward-looking statements. Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, contain a safe harbour for forward-looking statements on which we rely in making such statements in documents filed with the U.S. Securities and Exchange Commission (‘SEC’). Such forward-looking statements are found in various places throughout this press release. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward looking statements are based on management’s current expectations, estimates and projections and both Santander UK and Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. Factors that may affect Santander UK’s operations are described under ‘Risk Factors’ in Santander UK’s Annual Report and Accounts on Form 20-F for 2010. A more detailed cautionary statement is also given on page 5 of Santander UK’s Annual Report and Accounts on Form 20-F for 2010. When relying on forward-looking statements to make decisions with respect to Santander UK or Santander, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year.

This announcement is not a form of statutory accounts.

Contacts
Anthony Frost	(Head of UK Corporate Communications)	020 7756 5536
James S. Johnson	(Head of Investor Relations)	020 7756 5014

For more information contact:		ir@santander.co.uk

Investor Relations 2 Triton Square, Regent’s Place, London NW1 3AN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 31 January 2012	By / s / Jessica Petrie (Authorised Signatory)